February 8, 2021

Lazard Growth Acquisition Corp. I

Amendment No. 1 to Form S-1

Filed February 2, 2021

File No. 333-252408

Dear Mr. Link and Ms. Howell:

Lazard Growth Acquisition Corp. I (the “Company”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). This letter and the Registration Statement set forth the Company’s response to the comment of the staff of the SEC (the “Staff”) contained in your letter dated February 5, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on February 2, 2021 (“Amendment No. 1”). Clean copies of the Registration Statement and copies of the Registration Statement that have been marked to show changes made to Amendment No. 1 are enclosed for your convenience along with copies of this letter.

The numbered paragraph and heading below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to such comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Amendment No. 1 to Form S-1 filed February 2, 2021

Principal Shareholders, page 132

1.	We note your response to comment 1. Please revise to identify the natural persons who are the ultimate control persons of the shares held by LGACo 1 LLC.

Response: The Company has revised the disclosure in footnote (2) beginning on page 132 of the Registration Statement in response to the Staff’s comment as follows:

“(2) Our sponsor is the record holder of such ordinary shares, and Lazard Ltd is the ultimate control person of the founder shares held by our sponsor. Our sponsor is organized as a Delaware series limited liability company. Pursuant to the amended and restated operating agreement of our sponsor, Lazard Group is the sole manager of our sponsor and each series thereof and, accordingly, maintains the voting rights attributable to, and the dispositive power in respect of, all founder shares underlying the Employee Participation Interests. Lazard Group is an indirect subsidiary of Lazard Ltd and is governed by a board of directors (its non-executive directors are the same as the non-executive directors of Lazard Ltd) and managed by its executive officers. LGA HoldCo LLC, a Delaware limited liability company and the Series A Member of our sponsor (“HoldCo”), (i) holds Employee Participation Interests in a series of our sponsor that entitles it to economic interests in respect of 9,950,000 founder shares (up to 1,875,000 of which are subject to forfeiture in the event that the underwriters’ over-allotment option is not exercised in full) and (ii) has full power to appoint, remove or replace the sole manager of our sponsor at any time. HoldCo is a direct wholly owned subsidiary of Lazard Group and an indirect wholly owned subsidiary of Lazard Ltd. As such, Lazard Ltd, through its controlling ownership interests in Lazard Group and HoldCo, has full discretion to manage and control the business and affairs of our sponsor and each series thereof and is the ultimate control person of the founder shares held of record by our sponsor. Lazard Ltd, a publicly traded company incorporated under the laws of Bermuda with disparate ownership, is governed by a board of directors and is managed by its executive officers, including Mr. Stern who is our Executive Chairman and one of our Directors; accordingly, no natural persons control Lazard Ltd.”

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Should you have any questions or comments with respect to the Registration Statement or this response letter, please contact Nicholas Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas Dorsey

Nicholas Dorsey

David Link

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Eyal Ofir, Chief Executive Officer

Lazard Growth Acquisition Corp. I

30 Rockefeller Plaza

New York, New York 10112

VIA E-MAIL

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